DEUTSCHE ALT-A SECURITIES, INC.
60 Wall Street
New York, New York 10005

May 15, 2006

BY FACSIMILE (202) 772-9202

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Joshua Ravitz

Re:	Deutsche Alt-A Securities, Inc.
Registration No. 333-131600
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-131600 to 10:00 a.m., Eastern Standard Time, May 17, 2006, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DEUTSCHE ALT-A SECURITIES, INC.

By:	/s/ Susan Valenti
Name:	Susan Valenti
Title:	Director